**Term sheet**
*To prospectus dated December 1, 2005,*
*prospectus supplement dated October 12, 2006 and*
*product supplement no. 39-IX dated March 31, 2008*

JPMorganChase

**Term Sheet to**
**Product Supplement No. No. 39-IX**
**Registration Statement No. 333-130051**
**Dated April 8, 2008; Rule 433**

**Structured Investments**

# JPMorgan Chase & Co.
# $
# Buffered Return Enhanced Notes Linked to the MSCI EAFE® Index due September 7, 2010

## General

- The notes are designed for investors who seek a return of two times the appreciation of the MSCI EAFE® Index up to a maximum total return on the notes of 43.60%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines by more than 10%, be willing to lose some or all of their principal.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing September 7, 2010†.
- Minimum denominations of $50,000 and integral multiples of $1,000 in excess thereof.
- The notes are expected to price on or about April 9, 2008 and are expected to settle on or about April 14, 2008.

## Key Terms

| | |
|---|---|
| Index: | The MSCI EAFE® Index (the "Index") |
| Upside Leverage Factor: | 2 |
| Payment at Maturity: | If the MSCI EAFE Closing Level is greater than the MSCI EAFE Starting Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the MSCI EAFE Return multiplied by two, subject to a Maximum Total Return on the notes of 43.60%*. For example, if the MSCI EAFE Return is more than 21.80%, you will receive the Maximum Total Return on the notes of 43.60%*, which entitles you to a maximum payment at maturity of $1,436 for every $1,000 principal amount note that you hold. Accordingly, if the MSCI EAFE Return is positive, your payment per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:<br>$1,000 +[$1,000 x (MSCI EAFE Return x 2)]<br>*The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 43.60%.<br>Your principal is protected against up to a 10% decline of the Index at maturity. If the MSCI EAFE Closing Level declines from the MSCI EAFE Starting Level by up to 10%, you will receive the principal amount of your notes at maturity.<br>If the MSCI EAFE Closing Level declines from the MSCI EAFE Starting Level by more than 10%, you will lose 1.1111% of the principal amount of your notes for every 1% that the Index declines beyond 10% and your final payment per $1,000 principal amount note will be calculated as follows:<br>$1,000 + [$1,000 x (MSCI EAFE Return + 10%) x 1.1111]<br>*You will lose some or all of your investment at maturity if the MSCI EAFE Closing Level declines from the MSCI EAFE Starting Level by more than 10%.* |
| Buffer Amount: | 10% |
| Downside Leverage Factor: | 1.1111 |
| MSCI EAFE Return: | The performance of the Index from the MSCI EAFE Starting Level to the MSCI EAFE Closing Level, calculated as follows:<br>(MSCI EAFE Closing Level – MSCI EAFE Starting Level) / MSCI EAFE Starting Level |
| MSCI EAFE Starting Level: | The closing level of the Index on the pricing date. |
| MSCI EAFE Closing Level: | The arithmetic average of the closing levels of the Index on each of the five Ending Averaging Dates. |
| Ending Averaging Dates†: | August 26, 2010, August 27, 2010, August 30, 2010, August 31, 2010 and September 1, 2010 |
| Maturity Date†: | September 7, 2010 |
| CUSIP: | |

† Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. 39-IX.

**Investing in the Buffered Return Enhanced Notes involves a number of risks. See "Risk Factors" beginning on page PS-15 of the accompanying product supplement no. 39-IX and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.**

**JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 39-IX and this term sheet if you so request by calling toll-free 866-535-9248.**

**You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.**

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

| | Price to Public | Fees and Commissions (1) | Proceeds to Us |
|---|---|---|---|
| **Per note** | $ | $ | $ |
| **Total** | $ | $ | $ |

(1) Please see "Supplemental Underwriting Information" in this term sheet for information about fees and commissions.

*The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.*

JPMorgan

April 8, 2008

**Additional Terms Specific to the Notes**

You should read this term sheet together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated October 12, 2006 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 39-IX dated March 31, 2008. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 39-IX, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 39-IX dated March 31, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208001823/e31065_424b2.pdf
- Prospectus supplement dated October 12, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206003117/e25276_424b2.pdf

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

**What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?**

The following table and graph illustrate the hypothetical total return at maturity on the notes. The "total return" as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an MSCI EAFE Starting Level of 2150 and a Maximum Total Return on the notes of 43.60%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

| MSCI EAFE Closing Level | MSCI EAFE Return | Total Return |
|---|---|---|
| 3870.00 | 80.00% | 43.60% |
| 3547.50 | 65.00% | 43.60% |
| 3225.00 | 50.00% | 43.60% |
| 3010.00 | 40.00% | 43.60% |
| 2795.00 | 30.00% | 43.60% |
| 2618.70 | 21.80% | 43.60% |
| 2580.00 | 20.00% | 40.00% |
| 2472.50 | 15.00% | 30.00% |
| 2365.00 | 10.00% | 20.00% |
| 2257.50 | 5.00% | 10.00% |
| 2171.50 | 1.00% | 2.00% |
| **2150.00** | **0.00%** | **0.00%** |
| 2042.50 | -5.00% | **0.00%** |
| 1935.00 | -10.00% | **0.00%** |
| 1720.00 | -20.00% | -11.11% |
| 1505.00 | -30.00% | -22.22% |
| 1290.00 | -40.00% | -33.33% |
| 1075.00 | -50.00% | -44.44% |
| 860.00 | -60.00% | -55.56% |
| 645.00 | -70.00% | -66.67% |
| 430.00 | -80.00% | -77.78% |
| 215.00 | -90.00% | -88.89% |
| 0.00 | -100.00% | -100.00% |



**Buffered Return Enhanced Note Linked to the MSCI EAFE® Index**
**Total Return at Maturity**

## Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table and graph above are calculated.

**Example 1: The level of the Index increases from the MSCI EAFE Starting Level of 2150 to an MSCI EAFE Closing Level of 2257.50.** Because the MSCI EAFE Closing Level of 2257.50 is greater than the MSCI EAFE Starting Level of 2150 and the MSCI EAFE Return of 5% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 43.60%, the investor receives a payment at maturity of $1,100 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (5\% \times 2)] = \$1,100$$

**Example 2: The level of the Index decreases from the MSCI EAFE Starting Level of 2150 to an MSCI EAFE Closing Level of 1935.** Because the MSCI EAFE Closing Level of 1935 is less than the MSCI EAFE Starting Level of 2150 by not more than the Buffer Amount of 10%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

**Example 3: The level of the Index increases from the MSCI EAFE Starting Level of 2150 to an MSCI EAFE Closing Level of 2795.** Because the MSCI EAFE Closing Level of 2795 is greater than the MSCI EAFE Starting Level of 2150 and the MSCI EAFE Return of 30% multiplied by 2 exceeds the hypothetical Maximum Total Return of 43.60%, the investor receives a payment at maturity of $1,436 per $1,000 principal amount note, the maximum payment on the notes.

**Example 4: The level of the Index decreases from the MSCI EAFE Starting Level of 2150 to an MSCI EAFE Closing Level of 1720.** Because the MSCI EAFE Closing Level of 1720 is less than the MSCI EAFE Starting Level of 2150 by more than the Buffer Amount of 10%, the MSCI EAFE Return is negative and the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$$\$1,000 + [\$1,000 \times (-20\% + 10\%) \times 1.1111] = \$888.89$$

## Selected Purchase Considerations

- **APPRECIATION POTENTIAL** — The notes provide the opportunity to enhance equity returns by multiplying a positive MSCI EAFE Return by two, up to the Maximum Total Return on the notes of 43.60%, or $1,436 for every $1,000 principal amount note. The actual Maximum Total Return on the notes will be set on the pricing date and will not be less than 43.60%. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

- **LIMITED PROTECTION AGAINST LOSS** — Payment at maturity of the principal amount of the notes is protected against a decline in the MSCI EAFE Closing Level, as compared to the MSCI EAFE Starting Level, of up to 10%. If the MSCI EAFE Closing Level declines by more than 10%, for every 1% decline of the Index beyond 10%, you will lose an amount equal to 1.1111% of the principal amount of your notes.

- **DIVERSIFICATION OF THE MSCI EAFE® INDEX** — The return on the notes is linked to the MSCI EAFE® Index. The MSCI EAFE® Index is designed to measure developed market equity performance in Europe, Asia, Australia and the Far East, but excluding the United States and Canada. Morgan Stanley Capital International Inc., the sponsor of the MSCI EAFE® Index, recently announced changes to the methodology used to calculate its MSCI Standard Indices, including the MSCI EAFE® Index. For additional information about the Index and the changes to the Index methodology, see the information set forth under "The MSCI EAFE® Index" in the accompanying product supplement no. 39-IX, as supplemented by the information set forth under "Supplemental Information — Transition of the MSCI Indices to a New Index Methodology" in the accompanying product supplement no. 39-IX.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 39-IX. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an "open transaction" for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

## Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 39-IX dated March 31, 2008.

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether, and the extent to which, the MSCI EAFE Return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the MSCI EAFE Closing Level beyond the 10% buffer as compared to the MSCI EAFE Starting Level.

- **YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN** — If the MSCI EAFE Closing Level is greater than the MSCI EAFE Starting Level, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 43.60%.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS** — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK —** Because the prices of the component securities of the country indices that compose the Index are converted into U.S. dollars for purposes of calculating the value of the component country indices and the Index, your notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the component securities of the Index trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of the component securities in the Index denominated in each such currency. If, taking into account such weighting, the U.S. dollar strengthens against such currencies, the value of the Index will be adversely affected and the payment at maturity, if any, may be reduced.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  - the expected volatility of the Index;
  - the time to maturity of the notes;
  - the dividend rate on the common stocks underlying the Index;
  - interest and yield rates in the market generally as well as in the markets of the component securities composing the Index;
  - a variety of economic, financial, political, regulatory or judicial events;
  - the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities composing the Index are traded and the correlation between that rate and the level of the Index; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

### Historical Information

The following graph sets forth the historical performance of the MSCI EAFE® Index based on the weekly historical Index closing level from January 3, 2003 through April 4, 2008. The Index closing level on April 7, 2008 was 2133.55. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on any of the Ending Averaging Dates. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.



### Supplemental Underwriting Information

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission, which includes structuring and development fees, exceed $25.00 per $1,000 principal amount note. See "Underwriting" beginning on page PS-149 of the accompanying product supplement no. 39-IX.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate will receive a structuring and development fee. In no event will the total amount of these fees exceed $25.00 per $1,000 principal amount note.